Exhibit 99.2

Management’s Discussion and Analysis
for the Three Month Period Ended February 29, 2012

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 488-0860

Facsimile: (604) 408-3884

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Three Month Period Ended February 29, 2012

This management’s discussion and analysis (“MD&A”) of Alberta Star Development Corp. (the “Company”), dated May 30, 2012 should be read in conjunction with the accompanying unaudited interim financial statements and notes for the three month period ended February 29, 2012 and the audited financial statements of the Company for the year ended 30 November 2011 and 2010. The Company’s interim financial statements for the three month period ended February 29, 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”) and the annual audited financial statements for the year ended 30 November 2011 have been amended to reflect adjustments identified as a result of the conversion to IFRS. Except as noted, all financial amounts are expressed in Canadian dollars. Additional information relating to the Company is available on SEDAR and may be accessed at www.sedar.com.

NON-IFRS MEASURES

The Company’s management uses and reports certain measures not prescribed by IFRS (referred to as “non-IFRS measures”) in the evaluation of operating and financial performance. Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold. Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength. Operating netback, corporate netback and net debt do not have any standardized meanings prescribed by IFRS and therefore may not be comparable with the calculation of a similar measure for other companies. The Company uses these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

FORWARD-LOOKING INFORMATION

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. In particular, the forward-looking statements in this MD&A include: (i) under the heading “Overview and Overall Performance” and “Outlook” statements relating to increasing and maximizing future production and expansion by the Company into the oil and natural gas sector through the development of the Company’s existing assets and the acquisition of additional oil and natural gas properties; (ii) under the heading “Outlook” statements relating to the Company’s capital expenditure plans for 2012; (iii) under the heading “Outlook” statements relating to licensing approval and the ability to obtain drilling rigs in order to complete the Company’s exploration program; and (iv) under the heading “Liquidity and Capital Resources” the statement that the Company believes it has sufficient funds to fund its currently planned exploration and administrative budget through the balance of fiscal 2012. Further, information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates The foregoing forward-looking statements are based on assumptions including that the Company will be able to identify potential assets for acquisition on terms that are satisfactory to the Company; that the execution of the Company’s capital expenditure plans will remain in the best interests of the Company; that the Company will obtain all required regulatory approvals; and that the company will be able to source the required services (including drilling rigs) to execute its capital expenditure plans.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions and other factors discussed under the heading “Risks and Uncertainties”. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

OVERVIEW AND OVERALL PERFORMANCE

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. In August 2010, the Company made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is evolving into an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The strategic heavy oil & gas property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner. This strategic partnership will allow for future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties and then developing these petroleum and natural gas resource assets.

HIGHLIGHTS OF 2011/2012

In August 2010, the Company diversified into the oil and natural gas resource sector with the acquisition of revenue producing resource assets to complement its existing advanced stage mining interests and provides the Company with a reputable working interest partner and field operator for future expansion in the oil and natural gas resource sector. The Company is now a heavy oil producer with oil and gas production revenue.

On December 28, 2011, the Company terminated a participation agreement with Sahara Energy Ltd. related to a 50% participation interest in joint lands.

On January 10, 2012, the Company announced the grant of 475,000 options to officers and directors of the Company. Each option represents the right to purchase one common share of the Company at an exercise price of $0.21 per share for a period of three years.

On January 31, 2012, the Company announced that it had reappointed MI3 Communications Financieres Inc. (“MI3”) as its investor relations and corporate communications service provider in Eastern Canada. MI3 has been retained for an additional period of three months, which will automatically renew for an additional three months, unless the agreement is earlier terminated. MI3 will be responsible for the dissemination of corporate data packages, broker presentations and communications, analyst communications and handling of shareholder enquiries regarding the Company in Eastern Canada. MI3 will receive $5,000 (plus H.S.T) per month in remuneration and be reimbursed for all approved expenses and the Company has granted MI3 stock options to acquire 50,000 shares in the capital of the Company at an exercise price of $0.25.

On February 14, 2012, the Company announced that it had drilled and completed another well situated on its Landrose property in west central Saskatchewan. Since being placed on production in late January 2012, the well has produced at an average rate of 50 bbls/d (25 bbls/d net to the Company as the Company holds a 50% working interest in the well) of heavy oil.

On March 13, 2012, the Company announced that it had participated in successfully drilling and completing a new well (0.5 net) situated on Section C-13-6-50-25-W3, targeting the McLaren formation on its interests in the Landrose property in west central Saskatchewan. The new well targeted the McLaren formation and is expected to be brought on production at initial production rates of 60 bbls/d (30 bbls/d net to the Company), comparable to the initial rates of the Company’s other producing wells on the Landrose property. The Company holds a 50% net interest in the Landrose property. The Company and its working interest partner equipped the new well from existing inventory, resulting in the well having a cost savings of approximately $120,000 ($60,000 net to the Company), for a net cost to the Company of $150,000 ($300,000 gross) for drilling and completing the new well.

Production and Revenue

Revenue for the first quarter of 2012 was $644,714 compared to $485,285 for the first quarter of 2011 with the increase driven primarily by higher prices for heavy oil. Sales volumes of heavy oil in Q1- 2011 averaged 91 bbls per day compared to 96 bbls per day for Q1-2012. Q4-2011 averaged 113 bbls per day with revenues of $703,223. The decline in volume from Q4-2011 to Q1-2012 was a result of winter weather, wells off production awaiting repairs, or a workover. A significant portion of the capital expenditures in Q1 – 2012 were related to workovers and replacement equipment, necessary to restore production. February 2012 production was approximately 105 bbls per day.

One (0.5 net) well was drilled in March 2012 and was placed on production late that month. This well averaged 122 (61 net) bbls per day in the month of April 2012.

The Q4-2011 average realized price per bbl. for the Company’s heavy oil was $68 compared to $74 for Q1-2012. An increase in the heavy oil differential in February 2012 reduced the Company’s average price to approximately $74 per bbl., adversely impacting revenue for that month, notwithstanding the increased production.

Over the past year, the Company evaluated and reviewed a number of strategic exploration, production and drilling opportunities in several oil & gas regions including Alberta, Saskatchewan, Colombia, South America and internationally. The Company continues to implement their Canadian heavy oil exploration, production strategy model, which has been developed successfully in the prolific heavy oil fields straddling Lloydminster, Alberta and Saskatchewan.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

Effective August 1, 2010, the Company started receiving oil and gas revenue from its recently acquired interests in its oil and gas resource properties.

OUTLOOK

The Company continues to strengthen its strong financial position with stable daily production volumes, strong oil prices and control over costs as more wells are expected to be drilled, completed and brought onto production in 2012. Drilling is expected to be ongoing through 2012 as the Company pursues its strategy of increasing daily production growth. A $1.1 million credit facility with the Canadian Western Bank combined with the Company’s strong cash position will allow financial flexibility as we look to implement and execute our 2012 capital plan.

As at February 29, 2012, the Company had working capital of $6,223,033, inclusive of $7,655,139 of cash and cash equivalents on hand. Cash and cash equivalents on hand at the date of this MD&A are approximately $7,375,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

The wells reactivated in Q1 2012 together with the one (0.25 net) newly drilled and completed well in late March 2012 increased average production in April.

Effective August 1, 2010, the Company started receiving revenue from its recently acquired interests in its oil and gas resource properties. The following table is from August 1, 2010 to February 29, 2012.

The February 29, 2012 (Q1-2012) and February 28, 2011(Q1-2011) quarters have been prepared using IFRS while the other quarters were prepared using Canadian Generally Accepted Accounting Principles.

FINANCIAL AND OPERATING SUMMARY

TABLE A - OPERATIONS BY QUARTER (August 1, 2010 to February 29, 2012)

All production is conventional heavy oil
	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production and per share	2012	2011	2011	2011	2011	2010	2010
Production - total barrels	8,723	10,266	8,942	7,989	8,230	5,045	722
Production - bbls/ day	96	113	97	86	91	55	23
Heavy oil revenue	644,714	703,223	529,441	568,888	485,285	281,651	46,489
Royalty income	-	454	5,401	7,451	31,074	36,493	6,632
Royalties	(137,201)	(138,666)	(97,113)	(105,260)	(84,221)	(39,255)	(4,874)
Production & transportation	(312,074)	(250,907)	(244,205)	(169,902)	(209,849)	(147,432)	(31,505)
Operating net back	195,439	314,104	193,524	301,177	222,289	131,457	16,742
General and administrative	(363,491)	(441,298)	(372,088)	(368,335)	(598,470)	(516,823)	(325,127)
Corporate net back	(168,052)	(127,194)	(178,564)	(67,158)	(376,181)	(385,366)	(308,385)
Depletion, accretion & amortization	(355,645)	(1,079,867)	(281,035)	(248,188)	(227,798)	(147,601)	(22,671)
Other (expenses) revenue	(37,950)	92,005	91,863	2,486	(76,701)	(267,115)	253,521
Income (loss) for the period	(561,647)	(1,115,056)	(367,736)	(312,860)	(680,680)	(800,082)	(77,535)
Basic and diluted income (loss) per share	(0.026)	(0.052)	(0.017)	(0.015)	(0.032)	(0.037)	(0.004)
Royalties as % of petroleum revenue	21	20	18	19	17	14	10

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	73.91	68.50	59.21	71.21	58.97	55.83	64.39
Royalty income	-	0.04	0.60	0.93	3.78	7.23	9.19
Royalties	(15.73)	(13.51)	(10.86)	(13.18)	(10.23)	(7.78)	(6.75)
Production and transportation	(35.78)	(24.44)	(27.31)	(21.27)	(25.50)	(29.22)	(43.64)
Operating net back	22.40	30.59	21.64	37.69	27.02	26.06	23.19
General and administrative	(41.67)	(42.99)	(41.61)	(46.11)	(72.72)	(102.44)	(450.31)
Corporate net back	(19.27)	(12.40)	(19.97)	(8.42)	(45.70)	(76.38)	(427.12)
Depletion, accretion & amortization	(40.77)	(105.19)	(31.43)	(31.07)	(28.23)	(29.26)	(31.40)
Other (expenses) revenue	(4.35)	8.96	10.27	0.31	(8.73)	(52.95)	351.13
Income (loss) for the period	(64.39)	(108.63)	(41.13)	(39.18)	(82.66)	(158.59)	(107.39)

Funds (invested in) petroleum properties	(24,732)	(264,968)	(417,291)	(6,125)	(525,000)	(482,979)	(3,123,779)

FINANCIAL AND OPERATING SUMMARY

TABLE C – BALANCE SHEET

	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2012	2011	2011	2011	2011	2010	2010
Net cash	7,655,139	7,780,441	8,041,687	8,422,503	8,717,027	9,456,219	10,292,528
Total assets	11,457,905	12,089,062	12,387,748	12,650,886	13,102,221	13,605,905	14,077,712
Total liabilities	2,067,182	2,196,264	1,987,307	1,886,819	2,168,484	2,066,420	1,747,766
Shareholders’ equity	9,390,723	9,892,798	10,400,441	10,874,067	10,932,275	11,539,485	12,329,946
SHARES
Basic outstanding	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

OPERATING RESULTS FOR 2012

  Production volumes and revenues (refer to Financial and Operating Summary on page 6)

  The oil and gas properties were acquired on August 9, 2010 and August 26, 2010. Approximately 20 wells were producing in Q1-2012. During the three month period ended February 29, 2012, production decreased from 10,266 bbls in the 4th quarter of 2011 to 8,723 bbls in the 1st quarter of 2012. The decline in volume in Q1-2012 from Q4-2011 was a result of wells off production awaiting repairs or workovers. The down wells were repaired or subject to a workover and a new well was drilled, completed and commenced production in late March 2012. The Company decreased daily production averaging approximately 96 bbls per day (113 bbls per day 4th quarter) with an average price of $74 per bbl ended February 29, 2012 ($69 per bbl for the 4th quarter). The prices for heavy oil have increased using the heavy oil price differentials due to fluctuating market conditions.

  The Company drilled 1 (0.25 net) successful oil well and 1 (0.5 net) successful oil well at Landrose Saskatchewan   with very promising initial flush production.

  The Company plans to increase production on the properties acquired. The strong balance sheet following the acquisition in August 2010 has allowed the Company to complete various wells that are now in production.

  Oil Pricing (refer to Financial and Operating Summary on page 6)

  All of the Company’s crude oil consists of heavy oil produced in Saskatchewan that is marketed base on refiner’s posted prices for Western Canadian Select heavy oil, adjusted for the quality (primarily density) of the crude oil on a well by well basis. The majority of the Company’s heavy oil ranges in density from approximately 13.6 API to 15.9 API. The refiner’s posted prices are influenced by the US$WTI reference price, transportation costs, US$/C$ exchange rates and the supply/demand situation of particular crude oil quality streams during the period. The prices realized by the Company on heavy oil sales are net of treating fees, blending costs, required for its heavy grades of oil to meet pipeline stream specification, and pipeline tariffs.

  The price differential between heavy and light crude oil was unfavorable in Q1 2012 averaging $21 per bbl. compared to $10 per bbl. in Q4 2011. For January and February, the heavy oil differential averaged 13.8% and18.8%, respectively. The weaker pricing environment for heavy oil in February (which continued into March) was driven by a combination of factors, including reduced demand due to both scheduled and unscheduled refinery maintenance, increase supply of crude oil from North Dakota Bakken and Western Canada, and increasing inventory levels at Cushing, in advance of the Seaway pipeline reversal.

  Royalties (refer to Financial and Operating Summary on page 6)

  The “Financial and Operating Summaries” show royalty expense as a per cent of oil sales. The Saskatchewan wells incurred a higher royalty burden than the Alberta wells.

  Production and transportation costs (refer to Financial and Operating Summary on page 6)

  A significant portion of production costs are fixed and therefore production expense per bbl varies significantly with volume. Heavy oil production costs tend to be higher than light oil production costs. Transportation costs are low and comprise only the trucking of clean oil short distances to the sales terminal. The plans to drill additional wells to increase production should reduce production costs per bbl for 2012.

  General and administrative (refer to Financial and Operating Summary on page 6)

  As production just started as a result of the oil and gas acquisitions, costs per bbl will reduce significantly as general and administrative costs tend to be fixed.

  Depletion and accretion (refer to Financial and Operating Summary on page 6)

  Depletion expense is a function of volume produced as it is computed on a “units of production” basis.

  The property capital costs during the quarter added $174,732 to property, plant and equipment, which includes $270,943 in decommissioning liabilities (net of accumulated depreciation) and future development costs of $274,500 for total costs of $3,738,192 that were subjected to depletion and depreciation. These properties include 116,000 bbls of proven and probable reserves which is the volume base on which depletion is computed.

MINERAL EXPLORATION PROPERTIES

The Company’s mineral exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,567.67 ha (80,476.76 acres), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT. The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.	Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase the NSR for a one-time payment of $1,000,000. The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha (26,103.57 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the three month period ended February 29, 2012 consist of camp costs and field supplies of $675 (2011 - $675) and claim maintenance and permitting of $4,749 (2011 -$4,739). These costs are initially capitalized and tested for impairment. During the three month period ended February 29, 2012, the Company recorded a provision for write-down in the amount of $5,424 related to the Contact Lake Mineral Claims.

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000. The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,305.51 ha (15,581.20 acres).

There were no expenditures related to the North Contact Lake Mineral Claims for the three month period ended February 29, 2012 and February 28, 2011.

2.	Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip situated at Glacier Lake. The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver). The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the three month period ended February 29, 2012 consist of claim maintenance and permitting of $6,227 (2011 - $Nil). These costs are initially capitalized and tested for impairment. During the three month period ended February 29, 2012, the Company recorded a provision for write-down in the amount of $6,227 related to the Glacier Lake Property.

INVESTOR RELATIONS

On December 20, 2010, the Company retained MI3 Communications Financieres Inc. (“MI3”) as its investor relations and corporate communications service provider in Eastern Canada for a period of one year. On January 31, 2012, the Company reappointed MI3 as its investor relations and corporate communications service provider in Eastern Canada. MI3 has been retained for an additional period of three months, which will automatically renew for an additional three months, unless the agreement is earlier terminated. MI3 will be responsible for the dissemination of corporate data packages, broker presentations and communications, analyst communications and handling of shareholder enquiries regarding the Company in Eastern Canada. MI3 will receive $5,000 (plus H.S.T) per month in remuneration and be reimbursed for all approved expenses and the Company has granted MI3 stock options to acquire 50,000 shares in the capital of the Company at an exercise price of $0.25.

MI3 is a full service investor relations firm based in Montreal, Quebec and headed by Mario Drolet. MI3 is a proactive results-driven firm that offers premium investor relations services to an international portfolio of client companies operating in a broad range of industries including oil & gas, mining and special situations. MI3 provides comprehensive investor relations representation to a wide and diverse Canadian audience through their offices in Montreal.

RESULTS OF OPERATIONS – THREE MONTH PERIOD ENDED FEBRUARY 29, 2012

The Company’s net comprehensive loss for the three month period ended February 29, 2012 was $561,647 or $0.026 per share compared to a net comprehensive loss of $680,680 or $0.032 per share for the three month period ended November 30, 2010. The significant changes during the current period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $16,746 during the three month period ended February 29, 2012 from the $78,077 during the same period a year prior. The decrease in advertising and promotion is primarily attributable to a decrease in advertising costs and news release dissemination.

Filing and financing fees decreased to $9,160 for the three month period ended February 29, 2012 from $13,661 during the same period a year prior. The decrease in costs is attributed to a general decrease in fees associated with regulatory authorities.

Legal and accounting fees increased to $37,466 for the three month period ended February 29, 2012, from $16,500 during the same period a year prior. The legal and accounting fees were increased from the previous year and were mainly for legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories, for the Company’s Annual General Meeting, and other general corporate matters.

Salaries and benefits for the three month period ended February 29, 2012 were $139,036 as compared to $142,494 during the same period a year prior. In an effort to reduce the Company’s corporate overhead, the President and CEO voluntarily reduced his salary to $180,000 per year from $350,000 per year effective February 1, 2012.

Share-based payments totalling $59,572, a non-cash item, was incurred during the three month period ended February 29, 2012 on the granting of 525,000 stock options that vested during the period as compared to $209,870 during the same period a year prior.

Transfer fees and shareholder information costs were reduced to $22,200 for the three month period ended February 29, 2012 from $33,000 during the same period a year prior. The decrease in transfer fees and shareholder information costs period over period is due mainly to a decrease in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Travel expenses decreased to $1,241 during the three month period ended February 29, 2012 from $20,182 during the same period a year prior. This was due to decreased travel expenditures to the Companies working interest partner’s Lloydminster office during the period.

Interest income stayed the same at $16,294 for the three month period ended February 29, 2012, compared to $16,095 during the same period a year prior as similar interest rates were being paid on deposits.

There was a foreign exchange loss of $47,587 for the three month period ended February 29, 2012 based on the valuation of US$1,545,360 held in U.S. funds. This loss resulted as the Canadian dollar increased in value compared to the US dollar.

There was a capital gain of $10,518 resulting from the sale of exploration camp equipment that was written off in a prior year.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses, (2) acquisition costs, and (3) recoveries. Total expenditures for the periods ended February 29, 2012 and 2011 are summarized below:

For the three month period ended February 29, 2012:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	5,424	-	-	5,424
Port Radium – Glacier Lake Mineral Claims, NT	6,227	-	-	6,227
	11,651	-	-	11,651

For the three month period Ended February28,2011:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	5,424	-	-	5,424
	5,424	-	-	5,424

Additional particulars of expenditures on mineral properties are provided in Note 7 to the financial statements for the three month period ended February 29, 2012.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters: The February 29, 2012 and February 28, 2011 quarters have been prepared using IFRS while the other quarters were prepared using Canadian Generally Accepted Accounting Principles (“GAAP”).

Quarter Ended	Net Comprehensive Loss	Basic Loss per Share	Fully Diluted Loss per Share

February 29, 2012 (IFRS)	$(561,647)	$(0.026)	$(0.026)
November 30, 2011 (GAAP)	$(1,115,056)	$(0.05)	$(0.05)
August 31, 2011 (GAAP)	$(367,736)	$(0.02)	$(0.02)
May 31, 2011 (GAAP)	$(312,860)	$(0.01)	$(0.01)
February 28, 2011 (IFRS)	$(680,680)	$(0.032)	$(0.032)
November 30, 2010 (GAAP)	$(800,082)	$(0.04)	$(0.04)
August 31, 2010 (GAAP)	$(77,535)	$(0.00)	$(0.00)
May 31, 2010 (GAAP)	$(490,301)	$(0.02)	$(0.02)

The Company’s net comprehensive loss of $490,301 for the second quarter ended May 31, 2010, is comprised of $44,850 of expenses relating to mineral properties expenditures and $447,890 of general and administrative costs, offset by $2,439 of interest income. Included in general and administrative costs are consulting fees of $29,413 which were paid to various consultants engaged in the evaluation of potential mineral projects. Also included in general and administrative costs are transfer fees and shareholder information expenses of $49,706 relating to ongoing investor relations. Legal and accounting costs were $85,132 primarily due to the unsuccessful bid to acquire the shares of the Sterling Mining Company but the Company is pursuing a compensation fee of US$250,000 to offset this cost.

The Company’s net comprehensive loss of $77,535 for the third quarter ended August 31, 2010, is comprised of $5,688 of expenses relating to mineral properties expenditures, $4,874 in petroleum royalties, $31,505 in petroleum production and transportation, $22,671 in petroleum depletion and accretion and $325,127 of general and administrative costs, offset by $2,234 interest income and $256,975 compensation fee. Included in general and administrative costs are consulting fees of $38,205 which were paid to various consultants engaged in the evaluation of potential mineral projects. Also included in general and administrative costs are transfer fees and shareholder information expenses of $53,000 relating to ongoing investor relations. Legal and accounting costs were $18,868, an increase primarily due to the acquisition of the oil and gas interests.

The Company generated oil and gas revenues of $53,121 for one month from the August 9, 2010 acquisition as pre-acquisition earnings are an adjustment to the purchase price. The Company recovered Cdn$256,975 (US$250,000) as a compensation fee on its unsuccessful bid to acquire the shares of the Sterling Mining Company in the current quarter

The Company’s net comprehensive loss of $800,082 for the fourth quarter ended November 30, 2010, is mainly comprised of $220,870 of expenses relating to the one time write down of field, camp and exploration equipment in mineral properties expenditures, and general and administrative expenses of $516,823. The Company generated oil and gas revenues of $371,265 for the four month period from the August 1, 2010 to November 30, 2010 and contributed an operating net back of $148,199.

The Company’s net comprehensive loss of $680,680 for the first quarter ended February 28, 2011, is mainly comprised of $209,870 of expenses relating to the non cash stock-based compensation on the granting of stock options and general and administrative expenses of $388,600. The Company generated oil and gas revenues of $516,359 for the three month period ended February 28, 2011 and contributed an operating net back of $222,289.

The Company’s net comprehensive loss of $312,860 for the second quarter ended May 31, 2011, is mainly comprised of $52,989 of net petroleum income and general and administrative expenses of $368,335. The Company generated oil and gas revenues of $576,339 for the three month period ended May 31, 2011 and contributed an operating net back of $301,177. After deducting the depletion and accretion expense of $248,188, the Company realized net petroleum income of $52,989.

The Company’s net comprehensive loss of $367,736 for the third quarter ended August 31, 2011, is mainly comprised of $87,511 of net petroleum loss and general and administrative expenses of $372,088. The Company generated oil and gas revenues of $534,842 for the three month period ended August 31, 2011 and contributed an operating net back of $193,524. After deducting the depletion and accretion expense of $281,035, the Company realized net petroleum loss of $87,511.

The Company’s net comprehensive loss of $1,115,056 for the fourth quarter ended November 30, 2011, is mainly comprised of $765,763 of net petroleum loss and general and administrative expenses of $441,298. The Company generated oil and gas revenues of $703,223 for the fourth quarter ended November 30, 2011 and contributed an operating net back of $314,104. After deducting the depletion and accretion expense of $1,079,867, this resulting in a net petroleum loss of $765,763 for the quarter.

The Company’s net comprehensive loss of $561,647 for the first quarter ended February 29, 2012, is mainly comprised of $160,206 of net petroleum loss and general and administrative expenses of $363,491. The Company generated oil and gas revenues of $644,714 for the first quarter ended February 29, 2012 and contributed an operating net back of $195,439. After deducting the depletion and accretion expense of $355,645, this resulting in a net petroleum loss of $160,206 for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its oil and gas resource properties as of August 1, 2010. The Company also relies on equity financing as well as the exercise of options and warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes and redeemable Canadian Guaranteed Investment Certificates on deposit with an AAA rated Canadian Banking Institution. None of the Company’s funds are exposed to repayment risks associated with short term commercial paper. These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High Investment Guaranteed Instruments that are paid promptly on maturity or are convertible on demand.

As at February 29, 2012, the Company had cash and cash equivalents on its balance sheet of $7,655,139 and working capital of $6,223,033 as compared to $7,780,441 of cash and cash equivalents and working capital of $6,386,262 at November 30, 2011. The reduction in cash and cash equivalents of $125,302 was due to cash used in operations and $25,865 that was used in investing activities.

The Company established a credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0%, and a development facility of $300,000 with an interest rate of bank prime plus 2.5%. The Company has not yet drawn on either credit facility.

Total assets at February 29, 2012 decreased to $11,457,905 from $12,089,062 at November 30, 2011, primarily as a result of general and administrative and oil and gas property expenses.

As of the date of this report the Company has cash and cash equivalents of approximately $7,375,000. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2012.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of May 30, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Tim Coupland, Brian Morrison, Edward Burylo, Robert Hall and Stuart Rogers. Tim Coupland is the Company’s President and Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid or accrued amounts to related parties as follows:

	For the Three Month Period Ended
	February 29, 2012	February 29, 2011
Accounting fees paid to a company controlled by Mr. Gord Steblin	17,500	16,500
Director fees paid to a company controlled by Mr. Stuart Rogers	-	1,000
Director fees paid to Mr. Brian Morrison	-	1,000
Director fees paid to Mr. Edward Burylo	-	1,000
Salaries and benefits paid to Mr. Tim Coupland *	73,332	90,500
Salaries and benefits paid to Mr. Rob Hall	20,000	20,000
Salaries and benefits paid to Ms. Tamiko Coupland **	25,000	15,000
	$135,832	$145,000

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

*   In an effort to reduce the Companies corporate overhead, the President and CEO voluntarily reduced his salary to $180,000 per year effective February 1, 2012.

** Resigned February 1, 2012 and includes payment due on termination of agreement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of assets, decommissioning liabilities, rates for depreciation and variables used in determining share-based payments. These estimates are based on management’s best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment.

The Company has certain asset retirement obligations/decommissioning liabilities related to its oil and natural gas properties, details of which are discussed in Note 6 of the financial statements for the three month period ended February 29, 2012.

Management has made significant assumptions and estimates in determining the fair market value of share-based payments granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the share-based payments expense recognized and the reserve accounts and share capital balances. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES – INITIAL ADOPTION Adoption of International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for financial periods beginning on and after January 1, 2011. The Company’s first interim financial statements prepared under IFRS are the interim financial statements for the three month period ended February 29, 2012 with the effective date of transition being December 1, 2010. These interim financial statements include full disclosure of its new IFRS policies in Note 2.

Transition to IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth guidance for the initial adoption of IFRS. The Company has applied the following exemptions to its opening statement of financial position dated December 1, 2010.

Share-based Payments – IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before December 1, 2010. The Company elected not to apply IFRS 2 to equity instruments that vested prior to December 1, 2010.

Full-cost Accounting (Oil and Gas) - IFRS 1 provides an exemption for entities that have used the full cost method of accounting under Canadian GAAP. The Company elected to measure oil and gas assets as at December 1, 2010 on the following basis:

(a)	Exploration and evaluation assets at the amount determined under Canadian GAAP; and
(b)

Assets in the development or production phases at the amount determined for the cost center under Canadian GAAP, allocated to the cost center’s underlying assets pro rata using reserve values as at December 1, 2010.

Decommissioning Liabilities – IFRS 1 requires entities that have taken advantage of the full cost accounting election to measure their decommissioning liabilities on transition under IAS 37, Provision, contingent liabilities and contingent assets, and to treat any difference between this amount and the amount recognized under Canadian GAAP as an adjustment to retained earnings or deficit.

IFRS 1 also outlines mandatory guidelines that a first time adopter must follow. The Company applied the following mandatory guidelines to its opening statement of financial position dated December 1, 2010.

Estimates – In accordance with IFRS 1, the Company’s estimates at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allows users to better understand these changes, the Company’s Canadian GAAP statements of financial position as at December 1, 2010, February 28, 2011 and November 30, 2011, statements of loss and comprehensive loss for the three month period ended February 28, 2011 and for the year ended November 30, 2011 have been reconciled to IFRS, with the resulting differences explained.

Canadian GAAP to IFRS differences

(a)	Full cost accounting

The Company reclassified $210,260 which represents the deferred costs related to unproven petroleum and natural gas properties to exploration and evaluation properties from property, plant and equipment as at the Transition Date. As at 28 February 2011 and 30 November 2011, the Company reclassified $505,260 and $701,510, respectively, to exploration and evaluation properties.

(b)	Depletion and depreciation

Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves. Under IFRS, the Company depletes petroleum and natural gas interests on a unit of production basis over proven plus probable reserves. In addition, depletion is calculated at an individual component level.

The change in accounting policy related to depletion and depreciation resulted in a decrease in depletion, depreciation and amortization and a corresponding increase in property, plant and equipment of $744,259 for the year ended 30 November 2011.

For the three months ended 28 February 2011, depletion, depreciation and amortization increased by $1,462 with a corresponding decrease in property, plant and equipment of an equal amount.

(c)	Decommissioning liabilities

Under Canadian GAAP, asset retirement obligations were discounted at a credit adjusted risk-free rate of 7%. Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4% at the Transition Date. Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit. Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate. As at 30 November 2011, the Company re-measured the liabilities which resulted in a further difference of $37,973 recorded as a reduction in decommissioning liabilities with offsetting entry to property, plant and equipment.

The accretion expense related to the decommissioning liabilities decreased by $5,345 for the year ended 30 November 2011 under IFRS compared to Canadian GAAP. For the three months ended 28 February 2011, the accretion expense decreased by $1,091. Accretion expense is included in finance expenses under IFRS.

(d)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146, Flow-through Shares. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at the Transition Date. Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

Detailed schedules of the impact of these changes are included in Note 17 of the interim financial statements for the three month period ended February 29, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all financial instruments as either financial assets or liabilities through profit or loss (“FVTPL”), available-for-sale, loans and receivables or other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has designated its cash as FVTPL, which is measured at fair value. Amounts receivables are classified as loans and receivables, which are measured at amortized cost. Trade payables are classified as other financial liabilities which are measured at amortized cost.

Fair value - The fair value of cash and cash equivalents, amounts receivable and trade payables and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, some operating cash flows from its oil and gas properties and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral and oil and gas properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit or oil and gas well will result in the discovery of an economic ore body or producing oil well. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The business of exploration, development and acquisition of oil and gas reserves involves a number of business risks inherent in the oil and gas industry which may impact the Company’s results and several of which are beyond control of the Company. These business risks are operational, financial or regulatory in nature. The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of oil, gas and mineral commodities. Oil, gas and mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of oil, gas and mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of oil, gas and mineral commodities.

Competition

The oil, gas and mining industries are intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in oil, gas and mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the oil, gas and mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Oil, gas and mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the oil, gas and mineral properties is a very detailed and time-consuming process. Title to, and the area of, oil, gas and mineral properties may be disputed. To the best of the Company’s knowledge, the Company has title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Oil, Gas and Mineral Resources

The oil, gas and mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of oil, gas or minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating oil and gas resources and mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of May 30, 2012, the Company has 21,403,979 common shares without par value issued and outstanding. In addition, the Company has 1,990,000 incentive stock options (“Options”) outstanding. Each Option entitles the holder to receive one common share upon its exercise. Of the Options, 620,000 are exercisable at $1.00 each, 845,000 are exercisable at $0.48 each, 475,000 are exercisable at $0.21 each and 50,000 are exercisable at $0.25 each.